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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
         OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               HEALTHBRIDGE, INC.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           Texas                                              061538201
-------------------------------                           ----------------
(State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization                           Identification No.)

1177 West Hastings Street, Suite 1818, Vancouver, BC Canada          V6E2K3
-----------------------------------------------------------        ----------
        (Address of Principal Executive Offices)                   (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (604) 602-1717
                                                   --------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
------------------------------       ----------------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

     TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
------------------------------       ----------------------------------------

Common Stock, $0.0001 Par Value                 OTC Bulletin Board
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                                TABLE OF CONTENTS

                                                               PAGE
                       PART I

ITEM 1. Description of Business...............................   3
Our Corporate History.........................................   3
Our Business..................................................   4
Reports to Securities Holders.................................   5
Risk Factors..................................................   5
ITEM 2. Management's  Discussion  and  Analysis  or Plan of
     Operations...............................................  12
ITEM 3. Description of Properties.............................  13
ITEM 4. Security  Ownership  of  Certain  Beneficial Owners
     and Management...........................................  14
ITEM 5. Directors and Executive Officers, Promoters and
     Control Persons..........................................  15
ITEM 6. Executive Compensation................................  16
ITEM 7. Certain Relationships and Related Transactions........  18
ITEM 8. Description of Securities.............................  18



                       PART II

ITEM 1. Market  Price  Of And  Dividends  On The Registrant's
     Common Equity And Related Stockholder Matters............  19
ITEM 2. Legal Proceedings.....................................  20
ITEM 3. Changes And Disagreements With Accountants On
     Accounting And Financial Disclosure......................  20
ITEM 4. Recent Sales Of Unregistered Securities...............  20
ITEM 5. Indemnification Of Directors And Officers.............  20

                       PART III

ITEM 1  Index To Exhibits.....................................  21
Financial Statements And Exhibits.............................  F-1






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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

Information Regarding Forward Looking Statements: The statements contained in this Form 10-SB that are not historical fact are "forward-looking statements". These statements can often be identified by the use of forward-looking terminology such as "estimates," "projects," "believes," "expects," "may," "will," "should," "intends," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. We wish to caution the reader that these forward-looking statements, such as the timing, costs and scope of acquisition of, or investments in, existing businesses, the revenue and profitability levels of such businesses, and other matters contained above and herein in this Form 10-SB regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these projections and other forward-looking statements are based upon a variety of assumptions relating to our business which, although we consider reasonable, may not be realized. Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of this Form 10-SB. These forward-looking statements are based on our current expectations, and we assume no obligation to update this information. Therefore, our actual experience and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected. Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by us or any other person that these estimates and projections will be realized, and actual results may vary materially. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

ITEM 1. DESCRIPTION OF BUSINESS

Our Corporate History

         We were incorporated under the laws of the State of Texas on February 17, 1993 under the name of "GFB Alliance Services, Inc." On July 24, 1997, we amended our Articles of Incorporation to, among other things, change our name to "World Staffing II, Inc." On November 3, 1998, we further amended our Articles of Incorporation to change our name to "WattMonitor, Inc." We amended our Articles of Incorporation again on May 13, 1999 to, among other things, change our name to Healthbridge, Inc. We are filing this Form 10-SB on a voluntary basis under the Securities Exchange Act of 1934 (the "Exchange Act") in order to remain eligible for quotation on the OTC Bulletin Board.

         We were originally organized for the purpose of providing specialized personnel placement and employee leasing services to businesses. However, we abandoned that project and remained essentially dormant until December 29, 1998, when we entered into a letter of intent to acquire all of the issued and outstanding stock of Healthbridge, Inc., a Delaware corporation ("Healthbridge Delaware"). Healthbridge Delaware was a newly formed entity that had acquired the right to purchase the assets and certain liabilities of Roatan Medical Technologies, Inc., Wintex Corporation, Roatan Medical Services, Inc. and United Services, Inc. (collectively, the "Roatan Companies"). The Roatan Companies developed and operated a proprietary medical waste treatment system called the Redloc II Waste Disposal System, as more fully described below ("Redloc II"). The Roatan Companies also acquired the rights to the



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microwave waste sterilization patent on which the Redloc II system is based, as more fully described elsewhere herein.

         Healthbridge Delaware acquired the assets and certain liabilities of the Roatan Companies on January 27, 1999. Shortly thereafter, we entered into a merger agreement with Healthbridge Delaware whereby we merged with Healthbridge Delaware and we were the surviving corporation. Under the merger agreement, each of the issued and outstanding shares of Healthbridge Delaware common stock was converted into the right to receive one share of our common stock. The merger was completed May 13, 1999 after it was approved by the shareholders of both companies.

Our Business

         We develop, and intend to operate and sell the Redloc II Waste Disposal System. The Redloc II Waste Disposal System collects regulated medical waste at the point of generation in hospitals and other facilities and maintains containment until after the point of sterilization and destruction of the waste.

         The technology is based upon a proprietary process that allows medical waste, even large metal objects and hard-to-shred materials such as fabric, mopheads and metals, to be rendered benign with virtually no dangerous exposure to the waste handlers. The process produces no significant by-products that require subsequent treatment prior to disposal.

         The Redloc II system operates by closing a pressure chamber around unopened waste receptacles and then uses microwaves and a small amount of water to heat and pressurize the chamber. The automated system is controlled by a computer which monitors the process to achieve complete sterilization. Through the Redloc II system, contaminated waste receptacles are sterilized and reduced to benign end-products that are ready for shredding, transport or other disposal.


         The Redloc II system produces no chemical by-products and does not require employees to either handle contaminated waste or maintain contaminated equipment. The problem of infection of hospital employees and even unrelated persons from blood by-products with diseases such as HIV and Hepatitis, and the inability to dispose of untreated waste, are changing the way in which this type of waste will be handled in the future. Disposal sites are becoming more scarce and expensive to operate, and the ability to get the local approvals necessary to create new ones is being significantly curtailed. The most prevalent method of sterilization, incineration, requires that the waste be handled in its contaminated form. Furthermore, EPA regulations are expected to require incinerators to be upgraded to burn waste without improperly discharging contaminants into the air. These upgrades will require extensive on-site facilities and may burn more fuel, thereby increasing operating expenses for hospitals.

         Business opportunities may be created for the Redloc II system by changes in the way in which medical waste must be handled in the future due to increasing scarcity and costs for disposal sites and changing federal and local regulations. However, no assurance can be given that these opportunities will develop, that the Redloc II system will be a viable solution should such opportunities develop, or that the microwave waste sterilization patent and related technology underlying the Redloc II system will have any value.

         Our only operating Redloc II system is a beta-test system installed and presently in use at the Presbyterian Hospital in Dallas, Texas. Pursuant to our agreement with the Presbyterian Hospital, we are obligated to, among other things, bear the cost of any shortfall in disposal capacity up to 1,470 pounds at a cost of $0.23/per pound, per day, and to reimburse Presbyterian Hospital for labor costs associated with such shortfall at $8.30/hour. Our beta-test system has experienced problems with throughput (ie, the



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amount of medical waste that can be processed over a specified time period), such that the beta-test system has produced a steady shortfall in disposal capacity. In the past, we have paid Presbyterian Hospital up to $5,000 per month due to such shortfall.

         We believe it is in our best interest to maintain our contract with the Presbyterian Hospital, despite the cost of any shortfall, because of the product development assistance and the marketing opportunity such contract affords the Redloc II system. Our development activities are directed at increasing throughput and the overall efficiency of the Redloc II system. There is, however, no assurance that we can modify the Redloc II system to increase throughput.

         We do not generate net income and we expend approximately
$25,000 per month on salaries and operations. At present, we do not have the capital necessary to carry out business activities or exploit our technology. We are in the process of attempting to raise up to $500,000 through a private placement of up to 1,000,000 units (each consisting of one share of our common stock and one common stock purchase warrant exercisable at $0.50 (the "2000 Offering"). We anticipate that, if successful, the funds generated by the 2000 Offering will permit us to continue our operations for a period of six months, after which time we will need to raise additional capital.

         At present, we have two full-time employees, one of which is our chief engineer in charge of product development. Our other full-time employee operates our Redloc II system beta-testing site at Presbyterian Hospital in Dallas. We also have two part-time employees that assist with marketing, development and bookkeeping.

         We are a development stage company whose only business is the development of the Redloc II system for future sale and operation. We will need financing or future profitability to continue as a going concern. No assurance can be given that we can achieve profitability or otherwise raise the capital necessary to fund our future business and operating needs. No assurance can be given that we can successfully develop or sell the Redloc II system.

Reports to Securities Holders

         We do not currently file reports with the Securities and Exchange Commission ("SEC"). We expect to prepare and provide annual reports to our security holders after registration under the Exchange Act.

         A copy of the materials we file with the SEC may be obtained and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the site http://www.sec.gov.

Risk Factors

LIMITED OPERATING HISTORY

        Since our inception in 1993, we have engaged in limited business activities and have generated no profits to date. Our primary activities to date have been development of the Redloc II system and raising capital. Our success is dependent upon the development and marketing of our Redloc II system. We do not presently have sufficient capital to complete development of and market the Redloc II system or exploit our technologies. Unanticipated problems, expenses, and delays are frequently encountered in establishing a new business and marketing and developing products. These could have a materially adverse effect upon us and may force us to reduce or cease operations or change our business entirely. We expect to continue to incur losses for the foreseeable future, and no assurance can be given that we can or will ever operate profitably.



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FUTURE CAPITAL MAY NOT BE AVAILABLE TO CONTINUE BUSINESS OPERATIONS; FUTURE
CAPITAL NEEDS COULD RESULT IN DILUTION TO INVESTORS; ADDITIONAL FINANCING COULD BE UNAVAILABLE OR HAVE UNFAVORABLE TERMS

        Any funds raised in the 2000 Offering will be used for working capital and general corporate purposes, including the payment of certain past due obligations (including legal, accounting and consulting fees of approximately $86,606.02), and to fund the registration of our securities under the Exchange Act. At present, however, we have past due obligations of approximately $220,000 outstanding (including consulting fees of $55,000 owed to our director, Wilhelm Liesner). If we are required to pay all of our outstanding obligations out of the proceeds of the 2000 Offering, the remaining funds raised by the 2000 Offering, if any, may not be adequate to continue our operations beyond two months.

        We estimate that if we raise $300,000 in the 2000 Offering, the funds received by us will not be adequate to finance our operations beyond six months. If additional funds are not available, we may not be able to continue business operations. Our ability to fund future capital requirements will depend on many factors, including cash flow from operations, competing technological and market developments, and our ability to complete development of and to market our products and services successfully. We currently have no specific plans or arrangements for financing other than the 2000 Offering and no commitments for future financing. We may attempt to raise additional funds through equity or debt financing. Any equity financings could result in dilution to our then-existing stockholders. Debt financing will result in interest expense. Any financing, if available, may be on terms unfavorable to us. If adequate funds are not obtained, we may be required to reduce or cease operations.

UNPREDICTABLE PRODUCT ACCEPTANCE

        There can be no assurance that we can develop the Redloc II system and that medical facilities will buy our equipment to process medical waste and associated services. Our failure to penetrate our markets would have a material adverse effect upon our operations and prospects. Market acceptance of our products will depend in part upon our ability to demonstrate the advantages of our products over competing products. If our future marketing and/or sales strategies are not effective, we may be required to reduce or cease operations.

TECHNOLOGICAL OBSOLESCENCE; FURTHER ENGINEERING AND DESIGN OF PRODUCTS; RELIANCE ON THIRD PARTIES FOR RESEARCH AND DEVELOPMENT AND MANUFACTURING

        The medical waste equipment and related services markets are characterized by extensive, research and development and rapid technological change resulting in very short product life cycles. Development of new or improved products, processes or technologies may render our Redloc II system obsolete or less competitive. Further, our Redloc II system requires further engineering and design to meet user needs. We will be required to devote substantial efforts and financial resources to complete development of and to enhance our existing product and to develop new products. There can be no assurance that we will succeed with these efforts and we may find it inadvisable to continue with these efforts.

        Our ability to complete development of the Redloc II system or to develop new or improved products, and therefore our success, depends, to a significant extent, upon past research and development activities of third parties in the future. We have no internal research and development capability and must rely on third parties to develop significant design changes to our Redloc II system. Our inability to readily conduct research and development on our products could have a significant adverse impact on our business, financial condition, and results of operations. If we are unable to develop the Redloc II system, we may be required to reduce or cease operations.



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        Furthermore, we do not maintain our own production facilities to manufacture the Redloc II system and do not intend to do so in the foreseeable future. The Redloc II system will be produced, and components supplied by, independent companies. Many of these independent companies may manufacture and supply products for our existing and potential competitors. We do not have licensing or other supply agreements with our suppliers. Any of our suppliers could terminate its relationship with us at anytime. In the event that we encounter difficulties with our suppliers, we could experience delays in supplying products to our customers and potentially be forced to discontinue our product line.

NO ASSURANCE OF A PUBLIC MARKET AND POSSIBILITY OF A VOLATILE MARKET

         There is presently only a limited, sporadic and highly volatile public market for shares of our common stock, and there is no assurance that any public market will exist in the future, or, if one exists, that it will not be volatile. There have been periods of extreme fluctuation in the stock markets that, in many cases, were unrelated to the operating performance of, or announcements concerning, the issuers of the affected securities. Securities of issuers like us which have limited capitalization or securities are also particularly susceptible to change based on short-term trading strategies of certain investors. Accordingly, there can be no assurance that purchasers of our common stock will be able to resell their shares at the purchase price or at any price.

NO ASSURANCE OF CONTINUED LISTING ON THE OTC BULLETIN BOARD

         In order to remain eligible for listing on the OTC Bulletin Board, we must register our common stock with the SEC under the Exchange Act and clear all comments raised by the SEC staff on or before May 17, 2000. If we fail to register our stock and clear all comments by that date, our common stock will be de-listed and removed from quotation on the OTC Bulletin Board. In the event that our common stock is removed from quotation on the OTC Bulletin Board it will begin trading on the "Pink Sheets" of the National Quotation Bureau, LLC. Removal from quotation on the OTC Bulletin Board could increase the volatility of any market for our common stock and significantly decrease its liquidity.

PENNY STOCK REGULATIONS

         Our common stock has had a market price of less than $5.00 per share in recent times. The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price less than $5.00 per share, subject to certain exceptions. During periods when our common stock does not qualify for inclusion on the Nasdaq SmallCap Market or is removed therefrom, the common stock may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell our common stock in the public market.

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WE WILL ALWAYS FACE THE RISK OF LIABILITY RESULTING FROM ENVIRONMENTAL AND OTHER
LIABILITIES, AND INSURANCE MAY NOT ALWAYS BE AVAILABLE OR SUFFICIENT

         The medical waste technology industry presents risks of liability under statutes and regulations, contracts, and tort law.

         If we fail to comply with any duty imposed by laws or contracts, liability for environmental contamination, personal injury, or property damage might result. We do not maintain general liability insurance or pollution liability insurance. If a claim is made against us for which we are uninsured, it could have a material adverse effect on our business, financial condition and results of operations.

         The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), and similar state laws, impose strict liability on current and former owners and operators of facilities which have released hazardous substances into the environment. Responsible parties may be liable for substantial investigation and clean-up costs and damage to the environment even if they operated their businesses properly and complied with applicable laws and regulations. Liability under CERCLA may be joint and several. Accordingly, if we were found to be a business with responsibility related to a particular CERCLA site - even if it were not the party responsible for the release of the hazardous substance - it could be required to pay the entire cost of the investigation and clean-up, even though other parties might also be liable. We might not be able to identify who the other responsible parties might be, and we might not be able to compel them to contribute to these expenses or they might be insolvent or unable to afford to contribute. If we incur liability under CERCLA and if we cannot identify other parties responsible under the law who we can compel to contribute to our expenses and who are financially able to do so, it could have a material adverse effect on our business, financial condition and results of operations.

         We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination. If an accident occurred with one of our medical waste devices, with the potential risk of even minor medical waste environmental contamination, the resulting media coverage could have a material adverse effect on our business, financial condition and results of operations.

WE COULD BE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION WITH WHICH IT MIGHT BE DIFFICULT, TIME-CONSUMING AND EXPENSIVE TO COMPLY

        The medical waste industry is subject to extensive federal, state, local and foreign laws and regulations. These regulations pertain to the collection, documentation, transportation, reporting, packaging, treatment, labeling, disposal, and handling of regulated medical waste.

         Currently in the United States, while the Food and Drug Administration ("FDA") has already determined that sharp needle destructive devices require premarket approval, the agency has not exercised its authority over medical waste disposal systems such as the Redloc II system. This position could change at any time. Moreover, areas in which we wish to expand may subject us to such oversight and require premarket approval prior to the our being able to start such activities. In addition to the FDA, the Environmental Protection Agency regulates systems used to disinfect and sterilize medical waste and the Occupational Safety and Health Administration regulates devices that may pose a threat to hospital workers. The Redloc II system has not been submitted to such agencies. There can be no assurance that we will ever obtain any required approvals. If the we do not obtain such approvals, if required, we will not be able to market or sell our equipment or processes in the United States. Inability to sell our products in the United States will have a significant adverse impact on our financial future. Moreover, future laws or regulations introduced to govern or control the disposal of such products could have an adverse effect on our business.



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         Moreover, state and local regulations change often and new ones are frequently enacted. This could require us to obtain new permits or to change the way we operate. It is possible that we would not be able to obtain newly-required permits. It is also possible that the cost of complying with new or changed regulations could have a material adverse effect on our business, financial condition and results of operations.

THE VIGOR OF GOVERNMENTAL ENFORCEMENT OF ENVIRONMENTAL REGULATIONS HAS AN UNCERTAIN EFFECT ON OUR BUSINESS

         We believe that the government's strict enforcement of laws and regulations relating to medical waste collection and treatment will be good for our business. These laws and regulations may increase the demand for our services. We also believe that laws and regulations that make it more difficult or expensive to use technologies that compete with our Redloc II system, such as incineration, may give us a competitive advantage.

         However, changes in governmental regulation of medical waste, such as: encouraging the use of landfills; removing obstacles to the use of incineration and autoclaving; reducing manpower and money used to enforce environmental regulations favorable to our operations could have a material adverse effect on our business, financial condition and results of operations.

         We cannot predict the type or size of the effect that any government action or inaction will have on our business.

WE MAY BE SUBJECT TO FINES AND PENALTIES FOR VIOLATIONS OF REGULATIONS RESULTING FROM GOVERNMENTAL ENFORCEMENT PROCEEDINGS

         From time to time we may be subject to governmental proceedings to enforce regulations. We may be forced to pay fines and penalties and to undertake remedial work at our facilities. Government enforcement actions also may be initiated against us for the purpose of revoking or modifying any permits. It is possible that these proceedings could have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO GROW MAY BE LIMITED BY COMPETITION

         The medical waste industry is very competitive. This may require us to discount our prices in the future. Substantial price reductions could have a material adverse effect on our business, financial condition and results of operations.

         We face important competition from a large number of small, local competitors. Because companies can enter the collection and transport aspects of the medical waste industry with very little money or technical know-how, there are a large number of regional and local companies in the industry. We face competition from these businesses and that competition may exist in each location into which it tries to expand in the future. Our competitors could take actions that would hurt our growth strategy, including the support of regulations which could delay or prevent us from obtaining or keeping permits. They might also give financial support to citizens' groups that oppose our plans to locate a treatment or transfer facility at a particular location.

         Our competitors and others are continuously trying to develop new and better medical waste treatment and disposal technologies. These technologies may operate more cheaply, handle more waste, produce fewer waste by-products or pollutants, or have other advantages over our processes. If our



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competitors successfully introduce these technologies, we could be placed at a competitive disadvantage. New treatment and disposal technologies could also render our processes obsolete. It might not be possible to replace or improve our equipment and processes to compete effectively with new technologies, and even if it is possible it could be extremely expensive.

OUR REDLOC II SYSTEM AND OTHER ASPECTS OF OUR BUSINESS DEPEND ON PATENTED AND PROPRIETARY INFORMATION

         We own a patent relating to microwave waste sterilization and other aspects of processing medical waste (the "Microwave Patent"). The Microwave Patent may be essential to the current design of the Redloc II system.

         We believe that the Microwave Patent is important to our prospects for success. However, we cannot be sure that the Microwave Patent will give us a competitive advantage. It is also possible that we could be successfully challenged or circumvented by competitors or other parties. In addition, we cannot be sure that our treatment processes do not infringe patents or other proprietary rights of other parties.

         In addition, we may need to sue any company that is infringing our patents, and we may need to defend against claims of patent infringement brought by other companies. Any litigation could be very costly and demand a great deal of management's time and attention. There can be no assurance that we will have sufficient funds to pursue, or defend against, any litigation or patent infringement claim. We also could be required to participate in proceedings before the United States Patent and Trademark Office to determine the priority of inventions or the validity of patents, which also could involve a substantial expense and significant management time and attention.

         An unfavorable judgment or decision in any lawsuit or proceeding could result in substantial monetary liability, or prevent us from continuing to use our Redloc II system. If we are prevented from using our processes or equipment, we could attempt to negotiate a license from the party owning the patent, or we could attempt to redesign our processes to avoid infringement. If we suffered a large monetary liability, or if we could not negotiate a license on reasonable terms or redesign our processes to avoid infringement, it could have a material adverse effect on our business, financial condition and results of operations or force us to cease operations altogether.

WE MAY NOT BE ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL AND OTHER CHANGES

         The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, these market characteristics are heightened by the emerging nature of the Internet and the apparent need for companies from many industries to offer Internet-based products and services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt its services or infrastructure.

OUR SUCCESS DEPENDS ON KEY PERSONNEL

         Our success has been, and will be, dependent to a large degree on our ability to attract and retain qualified personnel. Competition for these personnel is intense and we have not identified a number of the personnel who will be required to make our business successful. The inability to identify, hire, train and retain highly qualified technical and managerial personnel, including qualified investor service representatives, in the future could have a material adverse effect on our business, financial condition and



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operating results. We do not maintain "key person" life insurance policies on any of our officers or employees.

LIMITED LIABILITY OF OFFICERS AND DIRECTORS

         Our Articles of Incorporation and By-laws provide that a director's liability to us for monetary damages will be limited. In addition, we are obligated under our Articles of Incorporation and Bylaws to indemnify our directors and officers against certain liabilities incurred with their service in such capacities. We may execute indemnification agreements which will indemnify each director and officer against certain liabilities which they may incur. Each of these measures could reduce the legal remedies available to us and the stockholders against such individuals.

EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS

         Our Board of Directors has the authority to issue up to 25,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. While we have no present intention to issue shares of preferred stock, such issuance, while providing desirable flexibility in connection with the possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in our control and entrenching existing management. In addition, such preferred stock may have other rights, including economic rights, senior to the common stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the common stock. Certain other provisions of our Articles of Incorporation or Bylaws, including a staggered Board of Directors and advance notice for stockholder proposals and director nominations, may have the effect of delaying or preventing changes of control or our management, which could adversely affect the market price of our common stock.

EFFECT OF ISSUANCE OF WARRANTS

         The existence of warrants could adversely affect our ability to obtain future financing, and their exercise will dilute the interests of current shareholders. The price which we may receive for the common stock issued upon exercise of such warrants may be less than the market price of the common stock at the time such warrants are exercised. Moreover, the holders of warrants might be expected to exercise them at a time when we might be able to obtain needed capital by a new offering of our securities on terms more favorable than those provided for by the warrants. As of April 12, 2000, warrants to purchase 550,000 shares of our common stock at $0.50 per share were outstanding. Additional warrants to purchase up to 1,000,000 shares of our common stock at $0.50 per share may be issued in connection with the 2000 Offering. We may also issue additional shares, options and warrants in the future, which issuances may have the same effect.

NO DIVIDENDS

         We have not paid any dividends on our common stock and do not intend to pay dividends in the foreseeable future.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion should be read in conjunction with the financial statements and notes thereto included in this Form 10-SB. Except for the historical information contained herein, the discussion in this Annual Report on Form 10-SB contains certain forward-looking statements that involve risk and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The Company's actual results could differ materially from those discussed below in "Risk Factors", as well as discussed elsewhere herein.

Overview

         We are in the business of developing technologies and products for the medical waste industry. We have acquired certain patents and other assets and assumed certain limited liabilities with respect to the equipment used to sterilize and process medical waste within hospital and other medical facilities, namely the Redloc II system.

         The Redloc II system processes regulated medical waste near the point of generation and maintains containment throughout the process of sterilization. The technology is based upon a proprietary process that allows medical waste, including hard-to-shred materials such as fabric, mopheads and metals, to be rendered benign with virtually no dangerous exposure to the waste handlers and no significant by-products.

         Our major asset is the patent relating to the Redloc II system. At present we have no source of revenue and do not have the capital necessary to carry out business activities or make use of our technology.

         To date, we have not received any revenues and have incurred ongoing operating losses due to costs related to business development, legal fees, salaries, consulting fees, and other costs associated with establishing the corporate infrastructure necessary to develop the Redloc II system.

         During the next twelve months we intend to continue developing the Redloc II system. Our development activities are directed at increasing throughput and the overall efficiency of the Redloc II system. There is, however, no assurance that we can modify the Redloc II system to increase throughput. If we are unable to increase throughput we may be forced to abandon the Redloc II system as a viable alternative to medical waste sterilization. In addition, we intend to raise additional capital to fund our operations and the development of our Redloc II system and to continue operating our beta-test system at the Presbyterian Hospital.

         At present, we do not have the capital necessary to carry out our plan of operations. We do not generate net income and we have monthly costs associated with operations of approximately $25,000. We are in the process of attempting to raise up to $500,000 through our 2000 Offering, however, there can be no assurance that we will be able to raise additional capital. We anticipate that, if we successfully raise $500,000 in the 2000 Offering, after payment of costs of the offering and certain past due obligations, the remaining funds generated will permit us to continue our operations for a period of approximately six months.

         We do not expect any significant purchases or sales of plant and significant equipment. We do not expect significant changes in the number of our employees, provided, however, that if we are unable to raise additional capital in the 2000 Offering we may be required to decrease the number of our employees or cease operations altogether.

ITEM 3. DESCRIPTION OF PROPERTIES

         Our headquarters is located at 870 Greenview Drive, Grand Prairie, Texas 75050, where we lease approximately 4,201 square feet of warehouse and office space. The property is rented on a month to month basis and the lease is subject to cancellation upon one month's notice. The current monthly rent is $2,725, including utilities.

         We also lease approximately 500 square feet of office space at 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3, on a month-to-month basis at a monthly rental of $2,000, including utilities. The lease of our Vancouver property is subject to cancellation upon one month's notice.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the ownership of our common stock as of April 7, 2000, by each shareholder known by us to be the beneficial owner of more than 5% of our common stock, each director and all executive officers and directors as a group. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned. There are no shares of our preferred stock issued and outstanding.

  TITLE OF           NAME AND ADDRESS        NUMBER OF SHARES (1)    % OF CLASS
    CLASS                                                   OWNED
-------------  --------------------------    --------------------   ------------

Common         MFC Merchant Bank SA               3,861,000             32.79
               6, Cours de Rive
               P.O. Box Box 3540
               1211 Geneva 3 Switzerland


Common         Wilhelm Liesner                    2,609,739 (2)         22.16
               Prinzregentenstr. 124
               D-81677 Munich
               Germany

Common         United Systems, Inc.               2,077,800             17.64
               3627 Cole Ave.
               Suite 330
               Dallas, Texas 75204

Common         Antonio Ponte                         10,000              0.01
               c/o RAIFINANZ AG
               Bahnhofstrasse 106
               Zurich, Switzerland CH 8001

Common         Nora Coccaro (3)                      20,000              0.17

Common         All Executive officers and         2,639,739             22.42
               directors as a group (4)

------------------------

(1) Represents the number of shares of common stock owned of record and beneficially by each named person or group, expressed as a percentage of 11,774,283 shares of our common stock outstanding as of April 7, 2000.

(2) Includes shares held in the name of the companies listed below, each of which is owned 100% by Mr. Liesner: United Systems, Inc. (2,077,800 shares), Betamark (46,000 shares), LTEX Ltd. (98,000 shares), RIG Real Invest (34,886 shares), Roatan Medical Services (23,053 shares) and Roatan Medical Technologies (330,000 shares).

(3) Ms. Coccaro became entitled to receive 20,000 shares of common stock pursuant to her consulting agreement with us. Ms. Coccaro's 20,000 shares have not yet been issued. Does not include an option to purchase 30,000 shares of common stock vesting in equal amounts over 3 years that Ms. Coccaro is entitled to receive under her consulting agreement, no portion of which is exerciseable in the next six months.

(4) Includes: Nora Coccaro, President, Secretary, Treasurer and Director; Wilhelm Liesner, Director; and Antonio Ponte, Director. Does not include an option to purchase 30,000 shares of common stock vesting in equal amounts over 3 years that Ms. Coccaro is entitled to receive under her consulting agreement, no portion of which is exerciseable in the next six months.

         No arrangements presently exist which would result in a change in control.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         (a) Our current officers and directors, who will serve until our next annual meeting, or until their successors are elected or appointed and qualified, are as follows:

         NAME              AGE    YR. ELECTED         OFFICE HELD
         ----              ---    -----------         -----------

     Nora Coccaro          43         1999         President, Secretary,
                                                   Treasurer and Director

     Wilhelm Liesner       66         1999         Director

     Antonio Ponte         45         1999         Director

Nora Coccaro. Ms. Coccaro grew up in Montevideo, Uruguay, where she attended medical school at the University of Uruguay. Ms. Coccaro has been involved in the North and South American financial communities for the past 15 years during which time she has gained extensive experience in management of public companies and particularly in Canadian and American mining activities in South America. Ms. Coccaro has been President and Director of Net Master since January 25, 2000, and President and Director of Thor Ventures Corp. since February 1999. Ms. Coccaro was Venezuelan Operations Manager of Ourominas Minerals Inc. from 1995 until 1997. In 1996 and 1997, Ms. Coccaro was retained by Homestake Mining Company as consultant in Central America to review mineral title administration procedures, land status and market research. In 1998, Ms. Coccaro was appointed Director of Americana Gold & Diamond Holdings, Inc. an OTC Bulletin Board company, and from 1998 until May 1999 she served as a Director and Executive Vice-President of Black Swan Gold Mines. Since September 1998 Ms. Coccaro has also served as the Consul of Uruguay to Western Canada. Ms. Coccaro has been an executive officer of our company since November 1999 and is currently our President, Treasurer, Secretary and Director. Her term as our Director expires at our 2001 annual meeting.

Antonio Ponte. Mr. Antonio Ponte founded RAIFINANZ AG-ZURICH in 1987 and has served as Chairman of the Board and Chief Executive Officer since that time. Mr. Ponte has 25 years of investment and financial services experience in Switzerland, Germany, Italy and the United States. His employment background includes the Neue Aargauer Bank, the largest regional bank in Switzerland, and UBS, Union Bank of Switzerland, where his fluency in five languages led to positions in business development and international banking. Mr. Ponte remained with Citibank Switzerland for almost eleven years as a manager in private banking, marketing and the institutional banking division overseeing the credit risks of financial institutions, and as relationship manager for many Swiss banks. These positions provided significant banking contacts and relationships for RAIFINANZ in eight countries. After two years at

Zurich's Finter Bank, as portfolio manager of a large discretionary portfolio, he founded RAIFINANZ. Mr. Ponte is currently our Director and his term expires at our 2000 annual meeting.

Wilhelm H. Liesner. Mr. Wilhelm H. Liesner has been an investor, operator and financier of real estate, manufacturing and trading ventures in Europe and the United States for 25 years. Mr. Liesner made a significant personal investment in the technology that served as the basis for the Redloc II System and helped fund efforts to develop a commercially viable application of the technology. Mr. Liesner is currently our Director and his term expires at our 2000 annual meeting.

         (b) We have no other employees required to be listed by Item 401(b) of Regulation S-B.

         (c) No family relationship exists among our directors and executive officers.

         (d) No legal proceedings have been instituted in the previous five years against our directors and officers, Messrs. Coccaro, Liesner and Ponte.

ITEM 6. EXECUTIVE COMPENSATION

         We maintain a 1999 Stock Incentive Plan (the "Incentive Plan") and a 1999 Outside Directors' Stock Option Plan (the "Director Plan"). The Incentive Plan allows our Board of Directors to award a variety of equity-based incentives, including stock awards, options, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights (together, "Stock Incentives") to our employees. Our Board of Directors sets the exercise price and other terms for Stock Incentives on the date of issuance. The maximum number of shares of common stock available for issuance under the Incentive Plan is 1,500,000. The Incentive Plan may be amended by our Board of Directors without shareholder approval. The Incentive Plan is effective until May 3, 2009. To date, no options have been granted under the Incentive Plan. However, pursuant to her consulting agreement, Ms. Coccaro is entitled to receive an option to purchase 30,000 shares of our common stock on or before May 30, 2000. Ms Coccaro's option will vest in equal amounts over a period of 3 years from March 16, 2000.

         The Director Plan provides each non-employee director with an annual grant of 5,000 shares of our common stock beginning on the date of the first meeting of the Board of Directors which follows our 2000 annual meeting of shareholders. The maximum number of shares of common stock available for issuance under the Director Plan is 120,000. The Director Plan is effective until May 3, 2009. To date, no options have been granted under the Director Plan.

         No other regular salary, bonus, stock option plan, stock appreciation rights, stock incentive plan, or other compensation or perquisites have been implemented by us, except as indicated in subsection (b) below.

         The following table sets forth certain summary information concerning the compensation paid to our current and former executive officers since January 1, 1997.

                           SUMMARY COMPENSATION TABLE

                                                          FISCAL
           NAME AND PRINCIPAL POSITION                   YEAR PAID    SALARY      BONUS    OTHER COMPENSATION
           ---------------------------                   ---------    ------      -----    ------------------
Nora Coccaro, President, Secretary, Treasurer and          1999          0          0          $ 5,000 (1)
Director

Wilhelm Liesner, Director                                  1999          0          0          $ 5,000 (2)

Luciano Nicasio, Director                                  1999          0          0          $21,500 (3)

Andrew Fisch, Treasurer and Director                       1999          0          0          $21,500 (3)

Norman Wareham, Secretary, Treasurer and Director          1999          0          0          $13,659 (4)

Joel Dumareq, President and Director                       1999          0          0          $     0

Mark Hale, Sales and Marketing                             1999          0          0          $72,000

Norman Wareham, Secretary, Treasurer and Director          1998          0          0          $     0

Joel Dumareq, President and Director                       1998          0          0          $     0

Norman Wareham, Secretary, Treasurer and Director          1997          0          0          $     0

Joel Dumareq, President and Director                       1997          0          0          $     0

John Spicer, President and Director                        1997          0          0          $     0

J. Dan Sifford, Secretary, Treasurer and Director          1997          0          0          $     0


         (c) OPTION/SAR GRANTS. We did not grant any options or stock appreciation rights during the last fiscal year. Pursuant to her consulting agreement dated March 16, 2000, Ms. Coccaro is entitled to receive an option to purchase 30,000 shares of our common stock at a purchase price of $1.06 per share. Ms. Coccaro's option will vest in equal amounts over a period of 3 years from March 16, 2000.

         (d) AGGREGATE OPTION/SAR EXERCISES. No stock options or stock appreciation rights were exercised during the last fiscal year.

-------------------------
(1) Ms. Coccaro was entitled by unwritten agreement to receive $2500 per month in consideration for services rendered by her as an executive officer from November 16, 1999 to March 16, 2000. Ms. Coccaro became an executive officer in November 1999 and received $2500 for each of November and December 1999. Ms. Coccaro's unwritten agreement was superceded by her consulting agreement dated March 16, 2000, which for a term of 1 year entitles her to receive $2500 per month, options to purchase 30,000 shares of common stock vesting over 3 years, and 2 months compensation if she is terminated for other than cause. Ms. Coccaro also became entitled to receive 20,000 shares of common stock as a signing bonus under her consulting agreement.

(2) Mr. Liesner received $5000 from us pursuant to a consulting agreement that we assumed when we merged with Healthbridge Delaware. Mr. Liesner's consulting agreement, which began on or around February 1, 1999, was for a term of one year and provided that he would receive $5,000 per month in exchange for consulting services. We are past due $55,000 in our payments to Mr. Liesner pursuant to the consulting agreement. We intend to pay Mr. Liesner in part out of the proceeds of the 2000 Offering.

(3) Messrs. Fisch and Nicasio received from us an aggregate of $21,500 pursuant to a consulting agreement with Aurum Capital LLC of which Messrs. Fisch and Nicasio are principals. The consulting agreement began June 1, 1999 and was terminated by mutual agreement in November 1999. We owe Aurum Capital $5,499 under the consulting agreement.

(4) Mr. Wareham received from us $13,659 pursuant to a fee-for-time consulting arrangement with Wareham Management Ltd. Mr. Wareham is the sole owner of Wareham Management Ltd.

         (e) LONG TERM INCENTIVE PLAN AWARDS. We did not award any long term incentive plan awards during the last fiscal year.

         (f) COMPENSATION OF DIRECTORS. All compensation paid to our directors during the last fiscal year is detailed in subsection (b) above. Beginning on the date of the first meeting of the Board of Directors which follows our 2000 annual meeting of shareholders, each of our non-employee directors will become entitled to an annual grant of 5,000 shares of our common stock pursuant to our Director Plan, as more thoroughly discussed elsewhere herein.

         (g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT. We entered into a consulting agreement with Ms. Coccaro dated March 16, 2000. Under her consulting agreement, Ms. Coccaro is entitled to receive 20,000 shares of our common stock and an option to purchase 30,000 shares of our common stock. Ms. Coccaro's option must be granted on or before May 30, 2000 and will vest in equal amounts over 3 years. Ms. Coccaro is also entitled to receive a salary of $2,500 per month. In addition, Ms. Coccaro is eligible to be reimbursed for her actual out of pocket expenses incurred in connection with her duties as our President. Ms. Coccaro's consulting agreement can be terminated by us with or without cause; provided, however, that if she is terminated without cause she is entitled to receive two months salary ($5000).

         No other compensation plans or arrangements exist that provide for compensation in the event of the termination or resignation of one of our executive officers.

         (h) REPORT ON REPRICING OF OPTIONS/SARs. We have not granted any options or stock appreciation rights. Ms. Coccaro will be granted an option to purchase 30,000 shares of our common stock as detailed above.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As discussed above under "Item 1: Description of Business," we merged with Healthbridge Delaware on May 13, 1999 and we were the surviving corporation. Wilhelm Liesner, our director, was a beneficial owner of Healthbridge Delaware and received directly or through entities controlled by him approximately 2,609,739 shares of our common stock as a result of the merger. Aurum Capital LLC (an entity whose members were our former directors Andrew Fisch and Luciano Nicasio) was also a beneficial owner of Healthbridge Delaware and received 400,000 shares of our common stock as a result of the merger. Substantially all of our assets were assets of Healthbridge Delaware prior to the merger.

         There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES

         We are authorized by our Articles of Incorporation to issue 50,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.

         All shares of our common stock are entitled to one vote at any shareholders meeting or other authorized vote of the shareholders. All shares of our common stock are equal to one another with respect to dividends and liquidation rights. Holders of our common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for dividends, and upon liquidation, are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, option, or subscription privileges with respect to any shares of our common stock. Our common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so.

         At present, there are no shares of our preferred stock issued and outstanding. Shares of our preferred stock that are not issued and outstanding may be issued from time to time, and will have such rights, preferences, privileges and restrictions, including voting rights and dividend preferences, as our

Board of Directors may determine, without any vote or other approval by our shareholders.

         Our Articles of Incorporation contain certain provisions that could delay, defer or prevent a change in our control. First, our Board of Directors is authorized to issue preferred stock without further shareholder approval. The issuance of preferred stock in response to a hostile bid could make it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deterring or preventing a change in our control. Second, our Board of Directors is divided into three classes of directors, each class as nearly equal in number of directors as possible. With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, are generally required to effect a change in the majority of the Board of Directors. As a result, our provisions for a classified Board of Directors may discourage proxy contests for the election of directors and purchases of a large block of our common stock because it is difficult to obtain control of the Board of Directors in a short period of time. Finally, as stated above, our common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our Board of Directors and, as a result, may have the effect of delaying changes in our control.

         Reference is made to our Articles of Incorporation, as amended, and our Bylaws as well as to the applicable statutes of the State of Texas for additional details on the rights, privileges, and liabilities of holders of our stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our common stock began trading on the OTC Bulletin Board on September 8, 1998. From September 8, 1998 to November 6, 1998, it was traded under the symbol "WSFF". On November 9, 1998, our symbol was changed to "WATZ". On May 25, 1999, our symbol was changed to "HLBR". As of April 7, 2000, we had approximately 206 shareholders of record and 11,774,283 shares of common stock outstanding.

         The following table sets forth for the periods indicated the approximate high and low bid prices for our common stock as reported each quarterly period within the last two fiscal years on the OTC Bulletin Board. The prices are inter-dealer prices, do not include retail mark up, mark down or commission and may not necessarily represent actual transactions.

                               OTC BULLETIN BOARD

                   FISCAL QUARTER           HIGH          LOW
                   --------------           ----          ---
                 10/1/98-12/31/98....        5          0.375
                 1/1/99-3/31/99......       5.5             3
                 4/1/99-6/30/99......       3.5         2.875
                 7/1/99-9/31/99......        2             .5
                 10/1/99-12/31/99....       1.75           .5
                 1/1/00-1/31/00......      .9375        .5625

         During the last two years, we have not paid any dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Although it is our intention to utilize all available funds for the development of our business, no restrictions are in place which would limit or restrict our ability to pay dividends.

ITEM 2. LEGAL PROCEEDINGS

         There are no pending legal proceedings to which we, our directors, or our officers are a party. We have no knowledge of any pending legal proceedings to which those parties owning 5% of our common stock are a party. No legal proceedings are known to us to be contemplated against us by a governmental authority.


         On April 11, 2000 we received a letter, dated April 7, 2000, from an attorney representing the co-inventors of the Microwave Patent. That letter demands a payment of $162,600 on behalf of one of the co-inventors. The claim is allegedly based upon an agreement between the co-inventors and United Systems, Inc., one of the Roatan Companies and the company from which we acquired the rights to the Microwave Patent. The letter threatens to initiate legal action to terminate our rights to the Microwave Patent if payment is not made. It is our position that any claim which the co-inventor may have to a payment in the amount of $162,600, would be against United Systems, Inc., and that we did not at any time assume an obligation to make that payment. We intend to contest any claim for this payment which may be brought against us.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS


         Since we are a development stage company, our principal accountants' reports on our financial statements for the years ended December 31, 1998 and 1999 were qualified for the uncertainty that we may not be a going concern. Other than as stated above, no principal accountant's report on our financial statements for either of the past two years has contained an adverse opinion, disclaimer of opinion or modification of opinion. There have been no disagreements with accountants as to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         We made the following sales of unregistered common stock during the previous 3 years. All denominations are in U.S. Dollars unless otherwise noted.

    DATE
  OF ISSUE   TITLE        PURCHASER                   SHARES SOLD  CONSIDERATION     EXEMPTION
  --------   -----        ---------                   -----------  -------------     ---------
  2/22/99   Common   Affaires Financieres S.A.           50,000       $100,000      Regulation D
  2/22/99   Common   Bank Julius Baer & Co., Ltd.        50,000       $100,000      Regulation D
  2/22/99   Common   Bank Leu AG                         50,000       $100,000      Regulation D
  2/22/99   Common   Bank von Ernst & Cie AG             50,000       $100,000      Regulation D
  2/22/99   Common   Clariden Bank                       50,000       $100,000      Regulation D
  2/22/99   Common   Rahn & Bodmer                      100,000       $200,000      Regulation D
  2/22/99   Common   Triple Tree Ventures               100,000       $200,000      Regulation D


         We sold 450,000 shares of common stock with a total offering price of $900,000 pursuant to our February 22, 1999 offering of common stock, placed overseas. The principal underwriter for our February 22, 1999 offering was ValorInvest Ltd. We paid a $90,000 in underwriting commissions in connection with our February 22, 1999 offering.

         We are about to initiate the 2000 Offering through which we anticipate raising up to $500,000. The 2000 Offering is a private placement of up to 1,000,000 units (each consisting of one share of our common stock and one common stock purchase warrant exercisable at $0.50) at a purchase price of $0.50 per unit. Units sold in the 2000 Offering will be sold pursuant to Regulation D.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article XIV of our Articles of Incorporation requires us to indemnify and hold harmless our officers and directors to the fullest extent authorized by the Texas Business Corporation Act against any and all liability, loss and expense incurred in connection with a legal matter. This right to indemnification is a contract right and includes the right to have us pay for expenses incurred in defending any proceeding in advance of the proceeding's final disposition. Our Articles of Incorporation also provide for the elimination of personal monetary liability of directors and officers to the fullest extent permissible under law.

         In addition, our Articles of Incorporation permit us to indemnify any of our employees or agents to the extent authorized from time to time by the Board of Directors.

         Futhermore, Ms. Coccaro's consulting agreement requires us to indemnify her against all claims arising out of actions reasonably taken by her in the performance of her duties.

         At present, there is no pending litigation or proceeding involving our officers and directors as to which indemnification is being sought.

                                     PART FS

         Our Financial Statements, required by Regulation SB, commence on page F-1 hereof in response to Part FS of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     Item
    Number                                                Description

     1.1*        Placement Agreement between WattMonitor, Inc. and ValorInvest Ltd., dated for reference January 28, 1999.

     1.2*        Placement Agreement between Healthbridge, Inc. and ValorInvest Ltd., dated as of April 5, 2000.

     2.1*        Asset Purchase Agreement, dated as of January 27, 1999, by and among Healthbridge, Inc., Roatan
                 Medical Technologies, Inc., Wintex Corporation, Roatan Medical Services, Inc. and United Services, Inc.

     2.2*        Agreement and Plan of Merger, dated as of February 28, 1999, by and among Healthbridge, Inc. and
                 WattMonitor, Inc.

     3.1*        Articles of Incorporation of GFB Alliance Services, Inc., filed February 17, 1993.

     3.2*        Articles of Amendment to the Articles of Incorporation of GFB Alliance Services, Inc., filed July 24, 1997.

     3.3*        Articles of Amendment to the Articles of Incorporation of World Staffing II, Inc., filed November 3, 1998.

     3.4*        Amended and Restated Articles of Incorporation of WattMonitor, Inc., filed May 13, 1999.

     3.5*        Bylaws of Healthbridge, Inc.

     4.1*        Article 4, Section 1 to Healthbridge's Articles of Incorporation (defining certain rights of preferred stock holders).

     4.2*        Article 4, Section 2 to Healthbridge's Articles of Incorporation (defining certain rights of common stock holders).

     10.1*       Consulting Agreement between Healthbridge, Inc. and Wilhelm Liesner, dated on or around February 1, 1999.

     10.2*       Consulting Agreement between Healthbridge, Inc. and Nora Coccaro, dated as of March 16, 2000.

     10.3*       Letter Agreement between the Presbyterian Hospital of Dallas and Roatan Medical Services Corp., dated October 9,
                 1996.

     10.4*       1999 Stock Incentive Plan.

     10.5*       1999 Outside Directors' Stock Option Plan.

     27.1*       Financial Data Schedule.
-------------------
         *Filed herewith.

<johnson>

ITEM 2. DESCRIPTION OF EXHIBITS.

         The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 HEALTHBRIDGE, INC.



Date: April 13, 2000                             By: /s/ Nora Coccaro
                                                     ----------------
                                                     Nora Coccaro, President

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                          Index to Financial Statements

                                                                                       Page

Independent Auditors' Report December 31, 1999 .....................................    F-2

Independent Auditors' Report December 31, 1998 .....................................    F-3

Balance Sheet at December 31, 1999 and 1998 ........................................    F-4

Statement of Operations For The Years Ended December 31, 1999 and 1998, and For the
     Period From Inception (February 17, 1993) to December 31, 1999 ................    F-6

Statement of Stockholders' Equity For The Period From Inception (February 17, 1993)
     to December 31, 1999  .........................................................    F-7

Statement of Cash Flows For The Years Ended December 31, 1999 and 1998, and For the
     Period From Inception (February 17, 1993) to December 31, 1999 ................    F-9

Notes to the Financial Statements ..................................................    F-11

     All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Healthbridge, Inc.
Vancouver, B.C. V6E 2K3

We have audited the accompanying balance sheet of Healthbridge, Inc. (formerly Wattmonitor, Inc.) (A Development Stage Company) (the Company) as of December 31, 1999, and the related statement of operations, stockholders' equity and cash flows for the year then ended, and for the period from inception (February 17
1993) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 1998, were audited by other auditors whose report thereon, dated January 6, 2000, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999, and the results of its operations and cash flows for the periods indicated, in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company has been in the development stage since its inception on February 17, 1993. The Company is devoting substantially all of its present efforts in establishing a new business and although planned principle operations have commenced, there have been no significant revenues derived therefrom. In addition, the Company does not presently have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Clancy and Co., P.L.L.C.

Clancy and Co., P.L.L.C.
Phoenix, Arizona
April 6, 2000

To the Board of Directors and Stockholders of WattMonitor, Inc. (formerly WorldStaffing II, Inc.)

We have audited the accompanying balance sheets of WattMonitor, Inc. (formerly WorldStaffing II, Inc.) (a Development Stage Company) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended and from inception on February 11, 1995 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WattMonitor, Inc. (formerly WorldStaffing II, Inc.) (a Development Stage Company) as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended and from inception on February 11, 1995 through December 31, 1998 in conformity with generally accepted accounting principles.

/s/ CROUCH, BIERWOLF & CHISHOLM
Salt Lake City, Utah
January 6, 2000

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998


ASSETS                                    1999              1998
                                          ----              ----
Current Assets
   Cash                                $    4,508          $3,061
   Inventory (Note 3, 4)                   40,395               0
                                       ----------          ------
Total Current Assets                       44,903           3,061

Fixed Assets, Net (Note 3, 5)               5,782               0

Other Assets
   Patents, Net (Note 3, 6)             1,976,477               0
                                       ----------          ------
Total Assets                           $2,027,162          $3,061
                                       ==========          ======











   The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998



LIABILITIES AND STOCKHOLDERS' EQUITY                             1999                1998
                                                                 ----                ----
Current Liabilities
   Accounts Payable                                          $   317,530           $       0
   Notes Payable, Other (Note 8)                                  70,000                   0
   Accrued Interest (Note 3, 7, 8)                                18,300                   0
   Notes Payable, Related Party (Note 3, 7)                       96,159                   0
                                                             -----------           ---------
Total Current Liabilities                                        501,989                   0

Commitments and Contingencies

Stockholders' Equity
   Preferred Stock:  $0.0001 Par Value, Authorized
25,000,000;  Issued and Outstanding, None                           None                None
   Common Stock:  $0.0001 Par Value, Authorized
50,000,000; Issued and Outstanding, 11,774,284 and
2,500,750, respectively                                            1,178                 250
   Additional Paid In Capital                                  2,836,854             120,392
   Deficit Accumulated During the Development Stage           (1,312,859)           (117,581)
                                                             -----------           ---------
Total Stockholders' Equity (A Deficit)                         1,525,173               3,061
                                                             -----------           ---------
Total Liabilities and Stockholders' Equity                   $ 2,027,162           $   3,061
                                                             ===========           =========

   The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
         PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999

                                                                                                          From Inception
                                                                                                          (February 17,
                                                                 Year Ended            Year Ended            1993) to
                                                                 December 31,          December 31,        December 31,
                                                                    1999                  1998                 1999
                                                                    ----                  ----                 ----
Revenues                                                        $         0           $        0           $         0

Expenses
   General and Administrative                                     1,082,375               36,896             1,199,956
                                                                -----------           ----------           -----------
Operating Loss                                                   (1,082,375)             (36,896)           (1,199,956)

Other Income (Expense)
   Interest Income                                                    7,897                    0                 7,897
   Interest Expense                                                 (18,300)                   0               (18,300)
                                                                -----------           ----------           -----------
Total Other Income (Expense)                                        (10,403)                   0               (10,403)
                                                                ------------          ----------           -----------
Net Loss Before Cumulative Effect of Accounting Change           (1,092,778)             (36,896)           (1,210,359)

Cumulative Effect of Accounting Change                             (102,500)                   0              (102,500)
                                                                -----------           ----------           -----------
Net Loss Available to Common Stockholders                       $(1,195,278)          $  (36,896)          $(1,312,859)
                                                                ===========           ==========           ===========
Basic Loss Per Common Share                                                           $   (0.019)
                                                                                      ==========
   Loss Before Cumulative Effect of Accounting Change           $     (0.10)                               $     (0.11)
   Cumulative Effective of Accounting Change                          (0.01)                                     (0.01)
                                                                -----------                                -----------
Net Loss                                                        $     (0.11)                               $     (0.12)
                                                                ===========                                ===========

Basic Weighted Average Number of
Common Shares Outstanding                                        11,261,277            1,956,773            11,261,277
                                                                ===========           ==========           ===========

   The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999




                                                                                                         Deficit
                                                                                                        Accumulated
                                                                                           Additional   During the
                                                Preferred   Stock         Common Stock       Paid In    Development
                                                 Shares     Amount      Shares    Amount     Capital       Stage       Total
                                                 ------     ------      ------    ------     -------       -----       -----

Shares Issued For Organization Costs                                   1,200,000   $120    $  1,080                 $  1,200
Loss, Year Ended December 31, 1993                                                                         (200)       (200)
Loss, Year Ended December 31, 1994                                                                         (240)       (240)
Loss, Year Ended December 31, 1995                                                                         (240)       (240)
Loss, Year Ended December 31, 1996                                                                         (240)       (240)
                                                                                                        -------     -------
Balance, December 31, 1996                         0           0       1,200,000    120       1,080        (920)        280
Shares Issued for Cash                                                   641,360     64      80,208                  80,272
Loss, Year Ended December 31, 1997                                                                      (79,765)    (79,765)
                                                                                                        -------     -------
Balance, December 31, 1997                         0           0       1,841,360    184      81,288     (80,685)        787
Shares Issued for Services                                               130,000     13      12,987                  13,000
Shares Issued for Cash                                                   523,400     52      26,118                  26,170
Roundup for Stock Split                                                    5,990      1          (1)                      0
Loss, Year Ended December 31, 1998                                                                      (36,896)    (36,896)
                                                                                                        -------     -------
Balance, December 31, 1998                         0           0       2,500,750    250     120,392    (117,581)      3,061
Rounding Adjustment to Prior Year Shares                                    (750)


   The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999

                                                                                                            Deficit
                                                                                                          Accumulated
                                                                                            Additional    During the
                                                    Preferred  Stock      Common Stock      Paid In       Development
                                                      Shares   Amount   Shares    Amount     Capital         Stage          Total
                                                      ------   ------   ------    ------     -------         -----          -----
Exchange of Assets For Common Stock Per Asset
Purchase Agreement Dated January 27, 1999                              2,560,237     256      208,982                       209,238
Release of Claims and Debt Capitalization Per
Asset Purchase Agreement Dated January 27, 1999                          557,948      56      473,785                       473,841
Conversion of Debt to Equity, February 1999                            4,850,000     485      999,515                     1,000,000
Conversion of Debt to Equity, February 1999                              153,500      16      204,165                       204,181
Services Rendered in Connection With the
Agreement and Plan of Merger Dated February 28,
1999 at $0.05 Per Share                                                  702,600      70       35,060                        35,130
Shares Issued For Cash in Completion of Private
Placement Memorandum, February 1999                                      450,000      45      899,955                       900,000
Offering Costs                                                                               (105,000)                     (105,000)
Rounding                                                                      (1)
Loss, Year Ended December 31, 1999                                                                        (1,195,278)    (1,195,278)
                                                                                                         -----------    -----------
Balance, December 31, 1999                               0      $0    11,774,284  $1,178   $2,836,854    $(1,312,859)   $ 1,525,173
                                                      ====    ====    ==========  ======   ==========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
         PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999


                                                                                                          From Inception
                                                                                                           (February 17,
                                                                  Year Ended           Year Ended            1993) to
                                                                  December 31,         December 31,         December 31,
                                                                      1999                1998                  1999
                                                                      ----                ----                  ----
Cash Flows From Operating Activities
   Net Loss                                                       $(1,195,278)          $(36,896)          $(1,312,859)
   Adjustments to Reconcile Net Loss to Net Cash Used In
   Operating Activities
      Common Stock Issued For Services Rendered                        35,130             13,000                48,130
      Depreciation and Amortization                                   128,526                 40               129,726
      Write Off of Organizational Costs                               102,500                  0               102,500
   Changes in Assets and Liabilities
      Increase (Decrease) in Accounts Payable                          47,269                  0                47,269
      Increase (Decrease) in Accrued Liabilities                       18,300                  0                18,300
                                                                  -----------           --------           -----------
   Total Adjustments                                                  331,725             13,040               345,925
                                                                  -----------           --------           -----------
Net Cash Used In Operating Activities                                (863,553)           (23,856)             (966,934)

Cash Flows From Investing Activities                                       --                 --                    --

Cash Flows From Financing Activities
   Borrowings Under Notes Payable                                      70,000                  0                70,000
   Proceeds From Sale of Common Stock                                 900,000             26,170             1,006,442
   Offering Costs                                                    (105,000)                 0              (105,000)
                                                                  -----------           --------           -----------
Net Cash Provided By Financing Activities                             865,000             26,170               971,442
                                                                  -----------           --------           -----------
Increase in Cash and Cash Equivalents                                   1,447              2,314                 4,508

Cash and Cash Equivalents, Beginning of Year                            3,061                747                     0
                                                                  -----------           --------           -----------
Cash and Cash Equivalents, End of Year                            $     4,508           $  3,061           $     4,508
                                                                  ===========           ========           ===========


   The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
         PERIOD FROM INCEPTION (FEBRUARY 17, 1993) TO DECEMBER 31, 1999



                                                                                                    From Inception
                                                                                                     (February 17,
                                                                   Year Ended        Year Ended         1993) to
                                                                  December 31,      December 31,      December 31,
                                                                      1999              1998              1999
                                                                      ----              ----              ----
Supplemental Information:
Cash paid for:
   Interest                                                       $        0          $     0          $        0
                                                                  ==========          =======          ==========
   Income taxes                                                   $        0          $     0          $        0
                                                                  ==========          =======          ==========
Supplemental Noncash Investing and Financing Activities:
   Common Stock Issued For Services Rendered                      $   35,130          $13,000          $   48,130
                                                                  ==========          =======          ==========
   Conversion of Debt to Equity                                   $1,678,022          $     0          $1,678,022
                                                                  ==========          =======          ==========
   Issuance of Common Stock in Completion of Asset
Purchase Agreement Dated January 27, 1999                         $  209,238          $     0          $  209,238
                                                                  ==========          =======          ==========

   The accompanying notes are an integral part of these financial statements.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




NOTE 1 - ORGANIZATION

         Healthbridge, Inc. (the Company) was incorporated under the laws of the State of Texas on February 17, 1993, as GFB Alliance Services, Inc., with an authorized capital of 10,000 shares of $0.10 par value common stock. On December 17, 1996, the Company changed the name of the corporation to World Staffing II, Inc., and increased its authorized capital to 50,000,000 shares of $0.0001 par value common stock. The articles of amendment were filed on July 24, 1997, with the State of Texas. On November 3, 1998, the Company amended its articles of incorporation and changed its name to WattMonitor, Inc. On February 28, 1999, the Company completed an "Agreement and Plan of Merger," between Healthbridge, Inc. (a Delaware corporation) (Healthbridge) and WattMonitor, Inc., (a Texas Corporation) (the Company), with the Company being the surviving corporation and continuing in existence under the laws of the State of Texas under the name "Healthbridge, Inc." Healthbridge has agreed to transfer 8,814,284 shares of Healthbridge common stock in exchange for one share of the Company common stock. The authorized capital of Healthbridge, Inc. (a Delaware corporation) consists of 10,000,000 shares of $0.001 par value common stock. As of the date of the merger, 8,814,284 shares of Healthbridge common stock were outstanding, all of which are validly issued, fully paid and nonassessable; and the outstanding common stock of WattMonitor, Inc., was 2,950,000, all of which are validly issued, fully paid and nonassessable. On May 13, 1999, the Company amended its articles of incorporation and changed its name to Healthbridge, Inc., and increased its authorized capital to 75,000,000 million shares of stock: 25,000,000 shares of $0.0001 par value preferred stock; and 50,000,000 shares of $0.0001 par value common stock. The Company has a perpetual existence.

         The Company is engaged in the business of developing and marketing technologies and products for the medical waste industry. The Company produces and markets the Redloc II Waste Disposal System, which is a system that the Company represents can process regulated medical waste near the point of generation and maintain containment throughout the process of sterilization. The technology is based upon a proprietary process that allows medical waste, including hard-to-shred materials such as fabric, mopheads

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - ORGANIZATION (CONTINUED)

         and metals, to be rendered benign with virtually no dangerous exposure to the waste handlers and no significant by-products.

         On February 17, 1993, the Company issued 1,200,000 shares of common stock for organization costs at $0.02 per share, or $1,200.

         During February 1997, the Company issued 641,360 shares of common stock for cash of $80,272.

         On February 12, 1997, the Board of Directors approved a 200 for 1 forward split.

         On September 9, 1998, the Company issued 130,000 shares of common stock for services rendered at $1.00 per share, or $13,000.

         On October 29, 1998, the Company issued 523,400 shares of common stock for cash at $0.05 per share, or $26,170.

         On October 29, 1998, the Board of Directors approved a 1 for 10 reverse split.

         During 1999, the Company adjusted its shares down by 749 shares of common stock for rounding.

         On February 28, 1999, the Company completed an "Agreement and Plan of Merger," between Healthbridge, Inc. (a Delaware corporation) (Healthbridge) and WattMonitor, Inc., (a Texas Corporation) (the Company), with the Company being the surviving corporation and continuing in existence under the laws of the State of Texas under the name "Healthbridge, Inc." Healthbridge has agreed to transfer 8,814,284 shares of Healthbridge common stock in exchange for one share of the Company common stock. The exchange was recorded as follows: (1) the Company issued 2,560,237 shares of common stock to complete an Asset Purchase Agreement dated January 27, 1999, or $209,238.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - ORGANIZATION (CONTINUED)

         See Note 3; (2) the Company issued 557,948 shares of common stock to convert debt to equity of $473,841; (3) the Company issued 4,850,000 shares of common stock to convert debt to equity of $1,000,000; (4) the Company issued 153,500 shares of common stock to convert debt to equity of $204,181; (5) the Company issued 702,600 shares of common stock for services rendered at $0.05 per share, or $35,130.

         During February 1999, the Company completed a Private Placement Memorandum for 450,000 shares of common stock for cash at $2.00 per share, or $900,000, less offering costs of $105,000.

         The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although its planned principal operations have commenced, there have been no significant revenues derived therefrom. In addition, the Company does not presently have adequate financing to carry out its business plan. Management's plans include obtaining working capital funds by seeking additional funding from private and public equity investments to meet such needs. The accompanying financial statements should not be regarded as typical for normal operating periods.

         The financial statements have been prepared on the basis of accounting principles applicable to a going concern. The financial statements do no include any adjustments that might result from the outcome of this uncertainty. The continuation of the Company as a going concern is dependent upon the success of the Company in obtaining additional funding. The Company's ability to achieve these objectives cannot be determined at this time.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A. Method of Accounting

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         The Company's financial statements are prepared using the accrual method of accounting.

         B. Cash and Cash Equivalents

         The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

         C. Inventory

         Inventory is stated at cost.

         D. Property and Equipment

         Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives ranging from three to seven years.

         E. Intangible Assets

         Intangible assets represent patents and are recorded at cost in accordance with Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." The Company amortizes the intangible assets using the straight-line method over the term of the specific agreements. Continually, the Company evaluates whether the estimated useful life used to amortize an intangible asset is appropriate due to changing facts and circumstances resulting in increases or decreases in the asset's estimated useful life, and records the change prospectively. See Note 6.

         F. Use of Estimates

         Preparing financial statements requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         G. Income Taxes

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 9.

         H. Per Share of Common Stock

         Basic earnings or loss per share has been computed based on the weighted average number of common shares and common share equivalents outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. All per share and per share information have been adjusted retroactively to reflect stock splits and changes in par value.

         I. Capital Structure

         The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 had no effect on the Company's financial statements

         J. Comprehensive Income

         The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the financial statements.

         K. Start-Up Costs

         Effective January 1, 1998, the Company also adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. The total amount of deferred start-up costs reported as a cumulative effect of a change in accounting principle is $102,500. See Note 3. This new requirement did not have a significant effect on 1998 loss before the cumulative effect of the accounting change.

         L. Presentation

         Certain accounts from prior years have been reclassified to conform with the current year's presentation.

         M. Pending Accounting Pronouncements

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 3 - ASSET PURCHASE AGREEMENT

         On January 27, 1999, Healthbridge Inc. (a Delaware Corporation) (Healthbridge) completed an "Asset Purchase Agreement" (APA), with Roatan Medical Technologies, Inc. (a Nevada Corporation), WinTex Corporation (a Texas Corporation and wholly owned subsidiary of Roatan Medical Technologies, Inc.), Roatan Medical Services Inc. (a Texas Corporation), and United Services, Inc. (United), and Mr. Wilhelm Liesner (an individual), the "Sellers." Healthbridge has agreed to transfer 2,560,237 shares of Healthbridge common stock in exchange for all of the assets of the sellers including all patents, inventories, machinery, equipment, intangibles, and cash on hand and in banks as described below. Certain assets, such as all tax loss carryforwards, carrybacks, net operating losses, refunds, offsets, etc., are excluded from the exchange. In accordance with the restructuring, Healthbridge also agrees to assume certain of the payments and performance obligations of the Sellers and its principal stockholder, according to the APA. The following is a summary of the assets acquired and liabilities assumed:

Assets Acquired:
----------------
Inventory (Note 4)                              $   40,395
Fixed Assets, Net (Note 5)                          10,778
Organization Costs (Note 2)                        102,500
Patents, Net (Note 6)                            2,100,007           2,253,680
                                                ----------

Liabilities Assumed:
--------------------
FCIC Promissory Note (FCIC)                      1,000,000
LTEX, L.L.C. Line of Credit (LTEX)                  90,150
Betamark Note (Betamark)                            81,567
Related Party Notes (Note 7)                        96,159
Redloc Related Notes (See below)                   473,841
Accrued Interest on Notes (Note 3, 7, 8)            12,464
Other:
   Accounts Payable (Rig Real)                      20,000
   Accounts Payable (Other)                         38,244
   Accounts Payable per agreement
   (includes FCIC "Expense Notes"
      of $84,681) (See below)                      232,017          (2,044,442)
                                                ----------          ----------
Additional Paid In Capital                                          $  209,238
                                                                    ==========

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 3 - ASSET PURCHASE AGREEMENT (CONTINUED)

         On February 24, 1999, an "Assumption and Release Agreement," was executed by and among Healthbridge, Inc. (Healthbridge/the Assumptor), Roatan Medical Technologies, Inc., Roatan Medical Services, Inc., and United Services, Inc. (the Original Borrower Principals), Wilhelm Liesner (Liesner) and First Capital Invest Corp., BVI (FCIC/ Noteholder). Healthbridge agreed to assume all of the payment and performance obligations of the Original Borrower Principals and Liesner as set forth in certain loan documents. Additionally, FCIC was given a Conversion Right in connection with the transfer of the assets in the APA which applies to the principal balance of the note only for the conversion of 4,850,000 shares of common stock in cancellation of the $1,000,000 principal amount of the note. Interest accrued under the note is forgiven upon the exercise of the Conversion Right.

         On or around February 26, 1999, FCIC converted the promissory note, originally made by Roatan Medical Technologies, Inc. and later assumed by Healthbridge, pursuant to the "Assumption and Release Agreement" per above, into 4,850,000 shares of common stock.

         Certain FCIC "Expense Notes" were assumed under the APA and are included in accounts payable per above, and bear interest at 10% per annum. Accrued interest at December 31, 1999 on the notes was $6,351.

         During February 1999, the Redloc related notes were converted to equity, and 557,948 shares of common stock were issued, canceling $473,841 of assumed debt.

         During February 1999, the LTEX note for $90,150, including accrued interest of $4,357 (98,000 shares), the Betamark for $81,567, including accrued interest of $8,107 (46,000 shares), and Accounts Payable (Rig
         Real) for $20,000 (9,500 shares) were converted from debt to equity for the issuance of a total 153,500 shares of common stock, or $204,181.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 4 - INVENTORY

         Inventory consists of (6) sterilizers and various other supplies. Inventory at December 31, 1999 was $40,395. See Note 3.

NOTE 5 - FIXED ASSETS

         Property and equipment consists of office equipment and is as follows at December 31, 1999:

         Cost                                         $24,786
         Accumulated Depreciation                      19,004
                                                      -------
         Net Book Value                               $ 5,782
                                                      =======

         Depreciation charged to operations during 1999 was $4,956.  See Note 3.

NOTE 6 - PATENTS

         Patents represent the rights to utilize a combination of microwave and steam technology to sterilize infectious waste. The self-contained modular system known as the "Redloc Waste Disposal System," processes infectious waste in pressurized reusable containers until the waste is sterilized. The waste is then processed through a granulator before disposal in public waste facilities. Amortization expense included in operations for 1999 is $123,530. See Note 3.

NOTE 7 - NOTES PAYABLE,  RELATED PARTIES

         Notes payable, related parties, of $96,159, at December 31, 1999, represents two notes to Wilhelm Liesner as follows:

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 7 - NOTES PAYABLE, RELATED PARTIES (CONTINUED)

         (i) Dated May 1, 1996, for $75,000, due on demand or before December 31, 1998, with interest at 8% per annum through maturity. All past due principal and interest due at maturity bears interest at 18% per annum. The entire balance of $13,515 was assumed during 1999 as part of an "Asset Purchase Agreement." See Note 3. Accrued interest at December 31, 1999, was $1,622.

         (ii) Dated January 30, 1998, for $100,000, representing unpaid consulting fees, due on demand or before December 31, 1998, with interest at 8% per annum through maturity. All past due principal and interest due at maturity bears interest at 18% per annum. The entire balance of $82,644 was assumed during 1999 as part of an "Asset Purchase Agreement." See Note 3. Accrued interest at December 31, 1999 was $9,917.


NOTE 8 - NOTES PAYABLE, OTHER

         Notes Payable, other represents the following at December 31, 1999:

         Valor Invest, Ltd. (1)                      $20,000
         Valor Invest, Ltd. (2)                       50,000
                                                     -------
         Total                                       $70,000
                                                     =======

         (1) Valor Invest, Ltd. (an Irish Corporation) - dated December 16, 1999, in the original amount of $20,000, together with interest due at the rate of 9% per annum, and due on demand. Accrued interest at December 31, 1999, was $69.

         (2) Valor Invest, Ltd. (an Irish Corporation) - dated November 9, 1999, a line of credit up to $150,000, with interest at 8% per annum. The term of the loan commences on the date of the first advance and is due and payable upon the earlier of (i) November 15, 2000, or (ii) the consummation of any equity or debt financings providing the Company with at least $1,000,000 in gross proceeds. Individual promissory notes are executed to receive funds. On November 16, 1999, $17,000 was advanced and on December 7, 1999, $33,000 was advanced, for total advances of $50,000 at December 31, 1999. Accrued interest at December 31, 1999, was $341. See Note 11.

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 9 - INCOME TAXES

         There is no current or deferred tax expense for the years ended December 31, 1999 and 1998, due to the Company's loss position. The benefits of timing differences have not been previously recorded. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying balance sheet is a result of the following at December 31:
                                                   1999                    1998
         Deferred Taxes
         NOL Carryforwards          $ 459,500          29,107
         Valuation Allowance         (459,500)        (29,107)
                                    ---------        --------
         Net Deferred Tax Assets    $       0        $      0
                                    =========        ========

         The Company has available net operating loss carryforwards of approximately $1,300,000 for tax purposes to offset future taxable income, which expire principally in the year 2019.


10 - STOCK OPTION PLANS

         On April 8, 1999, the Board of Directors approved the 1999 Stock Incentive Plan and reserved 1,500,000 share of common stock exclusively for issuance pursuant to Stock Incentives. The exercise price per share will be identified in each Stock Incentive Agreement, but in no event will be less than the fair market value on the date of grant. The option expiration date is ten years after the date the option is granted for a participant

                               HEALTHBRIDGE, INC.
                          (FORMERLY WATTMONITOR, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 10 - STOCK OPTION PLANS (CONTINUED)

         who is not an over 10% owner, and five years for a participant who is an over 10% owner.

         On February 28, 1999, the Board of Directors approved the 1999 Outside Directors' Stock Option Plan and reserved 120,000 shares of common stock for issuance pursuant to an agreement stating the terms of the plan. Each agreement shall provide the following terms: (1) the exercise price per share will be the fair market value as of the date of grant; (2) the option expiration date is ten years following the date of grant, or one year after the date the Director ceases to serve upon the Board of Directors; and (3) that the option is fully vested.

         As of the date of these financial statements, no options have been granted under either plan.

NOTE 11 - SUBSEQUENT EVENTS

         As of the date of these financial statements, the Company has received additional advances of $175,000 from Valor Invest Ltd., due on demand, with interest at 9% per annum, for a total of $245,000 in outstanding advances due this company.